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Exhibit 99.1

Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

March 22, 2002

Dear Sir or Madam:

Arthur Andersen has represented to Iomega Corporation that the audit completed for the year ending December 31, 2001, was subject to Arthur Andersen's quality control system for the United States accounting and auditing practice. Arthur Andersen has provided assurance to Iomega that the audit engagement was conducted in compliance with professional standards. The audit was conducted with the appropriate continuity and availability of personnel, both in the United States and at the Company's foreign affiliates, as well as the appropriate availability of national office consultation.

Sincerely,

/s/ Barry Zwarenstein

Barry Zwarenstein
Vice President, Finance and
Chief Financial Officer

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  Exhibit 99.1